                                                            OMB APPROVAL
                                                       ------------------------
                                                       OMB Number: 3235-0145
                                                       Expires: October 31, 1994
                                                       Estimated average burden
                                                       hours per response..14.90

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 4)*


                             Invacare Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                            Class B Common Shares
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 46 1203 10 1
- --------------------------------------------------------------------------------
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                     (Continued on the following page(s))

                               Page 1 of 5 Pages

       CUSIP NO. 46 1203 10 1                        13G          PAGE 2 OF 5 PAGES

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         deWayne G. Richey, M.D.


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   /  /
         Not Applicable
                                                                       (b)   /  /
   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                                             5   SOLE VOTING POWER
          NUMBER OF                                76,168 Class B Common Shares
            SHARES
         BENEFICIALLY                        6   SHARED VOTING POWER
           OWNED BY                                None
        EACH REPORTING
         PERSON WITH                         7   SOLE DISPOSITIVE POWER
                                                   76,168 Class B Common Shares

                                             8   SHARED DISPOSITIVE POWER
                                                   None

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         76,168 Class B Common Shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Class B Common Shares currently owned entitle the Reporting Person to exercise 1.64% of total voting power. If all Class B Common
         Shares of the Company were converted, the Reporting Person would own 0.52% of Common Shares.

  12   TYPE OF REPORTING PERSON*
         IN

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 5 Pages

                              INVACARE CORPORATION
                               Amendment No. 4 to
                                  Schedule 13G
                            deWayne G. Richey, M.D.


Item 1(a).  Name of Issuer:
- --------------------------
         Invacare Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
- -----------------------------------------------------------
         P.O. Box 4028
         899 Cleveland Street
         Elyria, Ohio  44036

Item 2(a).  Name of Person Filing:
- ---------------------------------
         deWayne G. Richey, M.D.

Item 2(b).  Address of Principal Business Office, or, if none, residence:
- ------------------------------------------------------------------------
         835-51 Windward Drive
         Aurora, Ohio 44202

Item 2(c).  Citizenship:
- -----------------------
         United States

Item 2(d).  Title of Class of Securities:
- ----------------------------------------
         Common Shares, without par value

Item 2(e).  CUSIP Number:
- ------------------------
         461203 10 1

Item 3.  Statements Filed Pursuant to Rule 13d-1(b) or 13d-2(b):
- ---------------------------------------------------------------
         Not Applicable

Item 4.  Ownership:
- ------------------
         (a)     Amount Beneficially Owned:
                 76,168 Class B Common Shares which carry 10 votes per share and are convertible at any time into Common Shares.

         (b)     Percent of Class:
                 Class B Common Shares currently owned entitle the Reporting Person to exercise 1.64% of total voting power. If all Class B Common Shares of the Company were converted, the Reporting Person would own 0.52% of Common Shares.

         (c)     Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote -- 76,168 Class B Common Shares which carry 10 votes per share and are convertible at any time into Common Shares;

              (ii)        shared power to vote or to direct the vote -- none;





                              Page 3 of 5 Pages

             (iii) sole power to dispose or to direct the disposition of -- 76,168 Class B Common Shares which carry 10 votes per share and are convertible at any time into Common Shares; and

              (iv) shared power to dispose or to direct the disposition of -- none.

                 All share amounts and percentages reflect a 100% stock dividend paid in September, 1991.

Item 5.  Ownership of Five Percent or Less of a Class:
- -----------------------------------------------------
         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
- ------------------------------------------------------------------------
         Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
- ---------------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company:
            ------------------------------------------------------------
         Not Applicable

Item 8.  Identification and Classification of Members of the Group:
- ------------------------------------------------------------------
         Not Applicable

Item 9.  Notice of Dissolution of Group:
- ---------------------------------------
         Not Applicable

Item 10.  Certification:
- -----------------------
         Not Applicable





                               Page 4 of 5 Pages

                                  SIGNATURE
                                  ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 16, 1995                         /s/ deWayne G. Richey
                                                  -------------------------
                                                  deWayne G. Richey, M.D.





                               Page 5 of 5 Pages